Exhibit 99.1

CUSIP NUMBER 46205P100

July 13, 2011

VIA ELECTRONIC MAIL

Mr. Lalit Dhadphale

President

Healthwarehouse.com, Inc.

100 Commerce Boulevard

Cincinnati, Ohio 45140

Dear Lalit:

On behalf of New Atlantic Venture Fund III, L.P., and its affiliated side funds (“NAV”), we are pleased to present this non-binding expression of interest to Healthwarehouse.com, Inc. (“HWA”) to acquire additional shares of HWA common stock (the “Proposed Transaction”). NAV would be willing to enter into the Proposed Transaction on the following terms:

1. Purchase of Common Stock. NAV would acquire directly from HWA $1.5 million dollars worth of common stock at a purchase price of $3.50 per share pursuant to the terms of a stock purchase agreement, which would contain standard representations, warranties, covenants and conditions to closing, including delivery of a customary opinion of counsel to HWA.

2. Registration Rights. NAV would be granted customary demand registration rights and piggy-back registration rights for all of its ownership interest in HWA. The demand registration rights could be exercised at any time following 180 days after consummation of the Proposed Transaction and so long as the fair market value of the shares to be registered is no less than $1 million dollars.

3. Right of First Refusal. So long as NAV beneficially owns at least 10% of HWA’s outstanding common stock, NAV would be entitled to a right of first refusal on any new issuances of capital stock by HWA to preserve its overall ownership percentage in HWA, as calculated on a fully-diluted basis, subject to customary exceptions.

4. NAV Nominee. So long as NAV beneficially owns at least 10% of HWA’s outstanding common stock, HWA agrees to nominate an NAV designated representative to serve on the Board of Directors of HWA. The initial NAV designated representative shall be John Backus.

5. Expenses; Document Preparation. Each party shall bear its own respective costs and expenses in connection with the Proposed Transaction, provided, however, that HWA shall reimburse NAV up to $10,000 in connection with its legal fees incurred to consummate the Proposed Transaction. HWA shall draft the definitive documentation necessary to document the Proposed Transaction.

CUSIP NUMBER 46205P100

This non-binding expression of interest is not intended to create or constitute any legally binding obligation between and/or among NAV and HWA. No circumstances and no past or future action, course of conduct or communication shall give rise to or serve as a basis for any obligation or other liability unless and until the parties enter into definitive agreements relating to the Proposed Transaction. This non-binding expression of interest shall be governed under the laws of the State of Virginia, without regard to any conflict of law principles.

We look forward to your response to this non-binding expression of interest. If you are in agreement with the foregoing terms, please countersign a copy of this letter and return it to us. This proposal shall expire if a countersigned copy of this letter is not executed and returned to us by 5:00 p.m., Washington, D.C. time on July 20, 2011.

Very truly yours,

/s/ John Backus

John Backus
Managing Partner
New Atlantic Ventures

ACKNOWLEDGED, ACCEPTED AND AGREED TO BY

HEALTHWAREHOUSE.COM, INC.

By:

Its: